Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in thousands of U.S. Dollars, except ratios)	Nine Months Ended September 30, 2010	Year End December 31, 2009	Year End December 31, 2008	Year End December 31, 2007	Year End December 31, 2006	Year End December 31, 2005
Earnings:
Pre-tax income before income (loss) from equity investees	227,833	256,236	(174,086)	302,827	217,988	10,477
Fixed charges	22,071	23,260	37,462	43,562	14,503	23,235

Total Earnings (Loss)	$249,904	$279,496	$(136,624)	$346,389	$232,491	$33,712

Fixed Charges:
Interest and amortization on indebtedness	$20,446	21,453	36,143	42,702	13,832	22,764
Rental expense at 33.3% (1)	1,625	1,807	1,319	860	671	471

Total Fixed Charges	$22,071	$23,260	$37,462	$43,562	$14,503	$23,235

Ratio of Earnings to Fixed Charges	11.3	12.0	(3.6)	8.0	16.0	1.5

Deficiency	N/A	N/A	$(174,086)	N/A	N/A	N/A

(1)	33.3% represents a reasonable approximation of the interest factor